Exhibit 4.13

eFleets Corporation

7660 Pebble Drive

Fort Worth, Texas 76118

August 15, 2014

John Maguire

Ladies and Gentlemen:

Reference is made to the following Promissory Note issued by Good Energy Conservation, Inc. (the “Company”) to John Maguire (“Holder”):

Date of Promissory Note	Original Principal Amount of Promissory Note

May 8, 2013	$25,000

For good and valuable consideration the receipt of which is hereby received, the Company and the Holder hereby agree that the maturity date of the May 8, 2013 Note shall be extended from May 8, 2013, (on May 19, 2014 extension granted to July 31, 2014) to September 30, 2014 and notwithstanding anything to the contrary in the respective Note all interest and principal due on the Note shall be deferred and payable on the new maturity date of the Note. It is agreed this agreement is effective on and as of July 31, 2014.

Except as set forth herein, all other terms set forth in the Note shall remain unchanged. This extension agreement shall be governed by the laws of the State of Texas, excluding its conflict of laws rules. The exclusive jurisdiction and venue of the any legal action instituted by any party to this extension shall be the Circuit Court of Tarrant County, Texas.

Very truly yours,

GOOD EARTH ENERGY CONSERVATION, INC.

By:
James R. Emmons
President

Agreed and Accepted

John Maguire

By:
Name:
Title: